Filed by Omniture, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Visual Sciences, Inc.
Commission File No.: 000-31613
The following presentation is being used by Omniture, Inc. at meetings with employees of Visual Sciences.

Omniture Welcomes Visual Sciences Josh James CEO and Co-Founder

What We Do We provide an online business optimization platform that our customers use to measure, optimize and automate their online and multi-channel business initiatives.

This Combination is Very Exciting Deliver a richer solution set to over 4,000 customers Accretive to earnings immediately after closing Increased revenue and efficiency to invest more aggressively in the technologies and sales organizations

LINA GEORGE SVP Human Resources Sterling Commerce; Maxtor; Verio; AT&T JOSH JAMES CEO and Co-Founder 10 years CEO online marketing and web analytics Experienced Internet and Software Team CHRIS HARRINGTON President Worldwide Sales VP Sales, Computer Associates; Domain Systems MIKE HERRING CFO and EVP CFO, MyFamily.com; ThirdAge Media; Anergen JOHN PESTANA EVP Customer Success and Co-Founder Web analytics pioneer - 10 years BRETT ERROR CTO and EVP Products CTO, Omniture - 8 years NEIL WESTON General Manager EMEA and SVP GM EMEA, Siebel Systems SHAWN LINDQUIST CLO and SVP Wilson Sonsini Goodrich & Rosati; Novell JOHN MELLOR SVP Business Dev. & Corp. Strategy VP BD Computer Associates, Co-Founder Viewpoint JOHN VANDERMAY VP Engineering VP Engineering, Cognos BRANDON PULSIPHER VP Network Operations VP Net Ops, Omniture - 8 years WOLFGANG MAASBERG VP North America Sales VP North America Sales, Coremetrics DON CASH VP Mid-Market Sales Siebel head of Mid Market Sales MATT BELKIN VP Best Practices 8 years analytics - Adobe; Yahoo!; Macromedia PATRICK KELLIHER VP Finance and Controller VP Finance, Cadence Design Systems; 3COM MIKE DODD SVP Corporate Development VC, Investment Banker, Corp Dev GAIL ENNIS SVP Marketing VP Marketing, BEA Systems; Oracle NED SIZER VP Financial Planning and Analysis VP FP&A, Macromedia; Ford

JPI Web Development SuperStats (AD Supported) Enterprise Launch SMB Portal Enterprise R&D Customers Sold to Verisign SiteCatalyst Branding, Sales, Marketing & Distribution OMTR Omniture Acquires Instadia Omniture Acquires TouchClarity Omniture Completes Secondary Offering Omniture Acquires Offermatica Omniture and Visual Sciences Join Forces 1996 1997 1999 2001 2002 2006 2007 2007 2007 2007 2007 Evolution of Omniture

Omniture Snapshot Public Company on NASDAQ: OMTR 2006 86% Revenue Growth over 2005 Global Market Leader for Web Analytics IDC Sept. 07 2nd Largest Market Cap for On-Demand Companies Fastest-Growing Public Software Company 2,500 Customers Q2 07 531 Employees Q2 07 170 Patents & Patent Applications 520 Billion Transactions Q2 07 8,600 Servers, 7 Data Centers

Performance • Revenue Growth All non-GAAP numbers have been adjusted to exclude certain items. A reconciliation of specific adjustments to GAAP results for this quarter is included in the GAAP to non-GAAP slide, included at the end of this presentation. A reconciliation of non-GAAP adjustments to GAAP results are also included on the Investor Relations section of our corporate Web site at www.omtr.com. Revenues presented above represent non-GAAP amounts, which exclude acquisition related deferred revenue adjustments. Gross margin percentages presented above represent non-GAAP amounts, which exclude acquisition related deferred revenue adjustments, stock-based compensation expense and amortization of intangible assets. Adjusted EBITDA is a non-GAAP financial measure, and refers to Earnings Before Interest, Taxes, Depreciation and Amortization. Adjusted EBITDA also excludes stock-based compensation expense. 0 $5M $10M $15M $20M $25M $30M Q2 Q3 Q4 Q1 2005 2006 2007 Q2 Q3 Q4 Q1 Q2 Q1 $35M -25% -15% 0% 15% 30% 45% 60% 75% Gross Margin Adjusted EBITDA Margin Quarterly Revenue Growth (In Millions)

Performance • Revenue Growth • Customer Growth 0 250 500 750 1000 1500 2000 Q2 Q3 Q4 Q1 2005 2006 2007 Q2 Q3 Q4 Q1 Q2 Q1 2500 Quarterly Customer Growth 1250 1750 2250

Performance • Revenue Growth • Customer Growth • Usage Growth 0 100 200 300 400 500 600 Q2 Q3 Q4 Q1 2005 2006 2007 Q2 Q3 Q4 Q1 Q2 Q1 Quarterly Transactions (In Billions)

Performance • Revenue Growth • Customer Growth • Usage Growth • Expansion of Product Portfolio

Performance • Established as a Global Market Leader • Revenue Growth • Customer Growth • Usage Growth • Expansion of Product Portfolio

MEDIA RETAIL FINANCE TRAVEL TELECOM OTHER TECHNOLOGY AUTOMOTIVE Leading Companies Run Omniture

Continuing to Sign the World's Best Companies Key New Customers

Omniture and Visual Sciences World class people Competitive, fun culture On-demand subscription based business model Strong technology Broad application Publicly listed (NASDAQ) 2500+ Customers Established sales, mktg, ops World class people Competitive, fun culture On-demand subscription based business model Strong technology Broad application Publicly listed (NASDAQ) 1500+ Customers Investing in sales, mktg, ops

20 40 60 80 100 120 140 160 180 200 East West North Sizing the Market Alexa Ranking Enterprise Mid-Market SMB/Hobby Monthly Page Views Millions Of Sites Thousands Billions 20 40 60 80 100 120 140 160 180 200

Sizing the Market Alexa Ranking Mid-Market SMB/Hobby Monthly Page Views / ACV Millions Of Sites Enterprise 20 40 60 80 100 120 140 160 180 200 East West North

Millions Of Sites Alexa Ranking Market Opportunity = $3 - 4B Sizing the Market Monthly Page Views / ACV Enterprise Mid-Market SMB/Hobby 20 40 60 80 100 120 140 160 180 200 East West North

Millions Of Sites Alexa Rank Mid-Market SMB/Hobby Enterprise Sizing the Market Increased Products Makes Opportunity Larger! Monthly Page Views / ACV ROI

Market Opportunity Web Analytics & Server Behavior 1995-2002 Reporting, Decision Support and User Behavior 2002-2005+ Automated Discovery & Automation Action 2007+ Testing & Optimization 2005-2007+ Sophistication ROI Measure Behavior Manual or Batch Improvements Automated, Real-Time Behavioral Optimization SiteCatalyst Behavioral DataWarehouse

Our Opportunity Together Combined Company Dramatically Accelerates Development and Delivery of Industry-Defining Business Optimization Platform

Here's What We Focus On Together Customers Focus on delivering value to customers. People Bringing together great people. Compelling Solution Industry leading technology development that solves real world opportunities. Market Position We are clearly in a great position as we move into the much broader market of Online Business Optimization (language, marketing, tone). Winning - Competitive Drive Desire to win and passion for where this industry can go. Leave the others behind.

Josh James CEO and Co-Founder 2007 - CHANGING THE GAME!

Thank You and Questions welcomes

Additional Information and Where You Can Find It
     Omniture intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Omniture and Visual Sciences and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Omniture and Visual Sciences. Investors and security holders of Omniture and Visual Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Omniture, Visual Sciences and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Omniture or Visual Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Omniture by contacting Omniture’s Investor Relations at ir@omniture.com or via telephone at (801) 722-7037. Investors and security holders may obtain free copies of the documents filed with the SEC by Visual Sciences at vscn@marketstreetpartners.com or via telephone at (858) 546-0040. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
     Omniture and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Omniture and Visual Sciences in favor of the proposed transaction. Information about the directors and executive officers of Omniture and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
     Visual Sciences and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Sciences and Omniture in favor of the proposed transaction. Information about the directors and executive officers of Visual Sciences and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
Cautionary Statement Regarding Forward-Looking Statements
     This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the benefits of the proposed Omniture/Visual Sciences transaction, including, but not limited to, the delivery of richer solutions to customers, increased revenue, increased market opportunity, acceleration of development and delivery of products and the expectation that the transaction will be accretive to earnings. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Omniture expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of either the Omniture or Visual Sciences stockholders to approve the proposed merger, and other economic, business, competitive, and/or regulatory factors affecting Omniture’s business generally, including those set forth in Omniture’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K and other SEC filings. Omniture is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.